SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 13, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG
Media Relations Tel. +41-44-234 85 00

www.ubs.com

12 November 2008
Media release
Statement On Indictment Of UBS Executive
Zurich/New York, 12 November 2008 — UBS confirmed today that Raoul Weil, Chairman and CEO of UBS Global Wealth Management and Business Banking and a member of the Group Executive Board, has been indicted by a Federal grand jury sitting in the Southern District of Florida in connection with the ongoing investigation of UBS’s US cross-border business by the United States Department of Justice. Raoul Weil was previously head of UBS Wealth Management International from 2002 to 2007.
Mr. Weil has determined that, in the interest of the firm and its clients, and in order to defend himself, he will relinquish his duties at this time pending the resolution of this matter. On an interim basis, Marten Hoekstra, currently Deputy CEO of Global Wealth Management & Business Banking and Head of Wealth Management US, will assume Mr. Weil’s duties.
As announced on July 17, 2008, UBS will cease providing cross-border private banking services to US-domiciled clients through its non-US regulated units. UBS is fully committed to continuing its efforts to cooperate with the investigation of its US cross-border business and to working in a responsible manner with all relevant authorities towards a satisfactory resolution of this matter.
UBS

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; 333-132747-01 to -10; 333-150143 and 333-153882) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: November 13, 2008